UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

DATE OF REPORT:

March 31, 2021

____________________

NEOVOLTA INC.

(Exact Name of Registrant as specified in its charter)

Nevada	82-5299263
(State or other jurisdiction of incorporation)	(IRS Employer Identification Number)

13651 Danielson Street, Suite A, Poway, CA	92064
(Address of principal executive offices)	(zip code)

(858) 265-9347

(Registrant’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, $0.001 par value

Item 9.  Other Events

NeoVolta Inc. (“we”, “our” or the “Company”), is filing this current report, pursuant to Regulation A.  The purpose of this Form 1-U is to report the following recent event: Release of the Company’s quarterly unaudited financial statements for the period ended March 31, 2021.

Quarterly Financial Statements

The purpose of this section of the Form 1-U is to report the Company’s unaudited financial statements as of March 31, 2021 and for the nine-month period then ended. This report consists of two sub-sections, which are headed as follows: (i) Management’s Discussion and Analysis of Financial Condition and Results of Operations, beginning on this page; and (ii) Index to Unaudited Financial Statements, beginning on page 5. You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and the notes thereto appearing elsewhere in this Current Report.

This report contains forward-looking statements, which reflect our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this report and are subject to a number of risks, uncertainties and assumptions described under the section entitled “Risk Factors” in our annual report for the year ended June 30, 2020 on Form 1-K, filed October 2, 2020, which can be found at:

https://www.sec.gov/Archives/edgar/data/1748137/000139390520000289/neov_1k.htm

Forward-looking statements are identified by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which are based on the information available to management at this time and which speak only as of this date. Examples of our forward-looking statements include:

•the duration and severity of the COVID-19 pandemic, and our ability to mitigate the negative economic impacts of COVID-19;

•the outcome of the legal proceedings described in “Overview” below;

•our ability to obtain additional funding to develop and market our products;

•the need to obtain regulatory approval of our products;

•our ability to market our products;

•market acceptance of our product;

•competition from existing products or new products that may emerge;

•potential product liability claims;

•our dependency on third-party manufacturers to supply or manufacture our products, including manufacturers located in Asia;

•our dependency on a single supplier for some of our most critical components;

•the impact of tariffs on the costs of the materials we use to make our products;

•our ability to establish or maintain collaborations, licensing or other arrangements;

•our ability and third parties’ abilities to protect intellectual property rights;

•our ability to adequately support future growth; and

•our ability to attract and retain key personnel to manage our business effectively.

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

Overview

We are a designer, manufacturer, and seller of high-end Energy Storage Systems (or ESS), which can store and use energy via batteries and an inverter at a residential site. Our market place is the solar industry, installers, new construction homebuilders, home remodelers, homeowners, and emergency services. Our NV14 ESS provides hybrid (120V / 240V) inverter and battery power, efficiency, and operating options, using Lithium Iron Phosphate (LiFe(PO4)) batteries that have high Depth of Discharge (DoD) cycles (4,000 cycles at 80% DoD) and a high thermal range (heat and cold tolerances), all contained in one integrated indoor/outdoor rated NEMA Type 3R cabinet. Our inverter is Rule 21 certified by the California Public Utility Commission.

With respect to the supply of materials used in our ESS, we source a significant amount of materials directly from Asia, and the coronavirus outbreak may have an impact on the availability of certain components for our ESS. We believe our near-term supply needs will not be materially disrupted given our current inventory of materials already on hand. If, however, the impact of the coronavirus on the availability of materials sourced from Asia is prolonged or re-emerges, then this could have an adverse longer-term impact on our ability to produce our products.

On June 22, 2020, California adopted new Common Smart Inverter Profile (CSIP) regulations. Between January 2020 and June 22, 2020, we conducted a significant amount of design work specific to this CSIP requirement. On June 22, 2020, we received all certifications necessary for California CSIP compliance. On August 5, 2020, the California Energy Commission (CEC) approved NeoVolta’s CSIP application. CEC facilitates regulatory approvals for the California Public Utilities Commission (CPUC).

In May 2019, we completed our Initial Public Offering (IPO) of 3,500,000 shares of our common stock at an offering price of $1.00 per share. We used the proceeds of the IPO to ramp up production, marketing, and sales of our NV14 product line. In that regard, we have used the proceeds from the offering to fund the marketing, production and distribution of our products, which commenced in July 2019 through a group of wholesale customers in California, as well as to provide additional working capital for other corporate purposes. We have expanded to include one wholesale distribution customer in Nevada.

In April 2021, we were advised by a competitor located in Texas that they believed we were in violation of the terms of an exclusive supply agreement that the competitor allegedly has in place with an Asian supplier of a significant component of our products. We do not have an alternate supplier for this component and if we are unable to continue to obtain the components for our products from the supplier, we would likely be unable to continue our operations. Based upon a thorough analysis of this claim, we filed an action for declaratory relief from the competitor’s allegations in state district court in San Diego County, California. On June 11, 2021, the competitor filed a counterclaim against us in federal district court for the Southern District of California, in which it asserted a claim for unspecified compensatory and punitive damages. Discovery by the parties under this proceeding is anticipated to commence shortly. We expect to vigorously contest the allegations contained in the counterclaim, especially in consideration of the fact that there is no direct contractual relationship in existence between us and the competitor. Of further note, the Company is fully indemnified by the supplier from third party claims that may arise from a breach by the supplier of any representation, warranty, or covenant under the supply arrangement; provided the claims relate to our NV7600 product. At this time, we believe that no estimate can be made of the amount or range of probable loss, if any, that we could incur in the event that the competitor should ultimately be able to prove its claim for damages. Accordingly, we have currently made no provision for such a probable loss in our financial statements.

Results of Operations

The following discussion pertains to our revenues and expenses for the comparative nine month periods ended March 31, 2021 and 2020, as reported in our financial statements and notes thereto as shown in the Index to Financial Statements on page 5.

Revenues - Revenues from contracts with customers for the nine months ended March 31, 2021 were $3,863,623 compared to $1,315,554 for the nine months ended March 31, 2020. Such amounts reflected a continuing increase in the sales of the Company’s assembled energy storage systems, primarily through a group of wholesale dealers and installers in California, since the initial sales commenced in July 2019.

Cost of Goods Sold - Cost of goods sold for the nine months ended March 31, 2021 were $3,348,753 compared to $1,100,842 for the nine months ended March 31, 2020. The cost of goods sold reflected the cost of procuring and assembling the component parts of the energy storage systems that were sold in each period and resulted in a gross profit on such sales of approximately 13% and 16%, respectively, with the comparative decrease largely due to the impact of temporary tariffs.

General and Administrative Expenses - General and administrative expenses for the nine months ended March 31, 2021 were $7,679,251 compared to $1,375,406 for the nine months ended March 31, 2020. This fluctuation was largely due to the increase in non-cash stock compensation expense from $7,114,351 in the nine months ended March 31, 2021 compared to $591,667 for the nine months ended March 31, 2020. Such increase was primarily due to the recognition of the expense for the fair value of a total of 1,600,000 incentive shares of common stock earned by the Company’s two executive officers, under their Board approved employment contracts, as of December 31, 2020.

Research and Development Expense - Research and development expenses for the nine months ended March 31, 2021 were $42,801 compared to $107,635 for the nine months ended March 31, 2020. Such fluctuation was due to a modest decrease in the level of the Company’s product development efforts during the nine months ended March 31, 2021.

Interest Expense - Interest expense for the nine months ended March 31, 2021 was $17,870 compared to $18,346 for the nine months ended March 31, 2020, reflecting a largely equivalent level of outstanding borrowings between the two periods.

Gain on Forgiveness of Debt - Gain on forgiveness of debt for the nine months ended March 31, 2021 was $29,600 compared to zero for the nine months ended March 31, 2020, reflecting the forgiveness of a U.S. government sponsored loan that was received in May 2020 and was subsequently forgiven in full in February 2021 (see Note 3).

Net Loss - Net loss for the nine months ended March 31, 2021 was $7,195,452 compared to $1,286,675 for the nine months ended March 31, 2020, representing the net amounts of the various revenue and expense categories indicated above. The Company has not recognized any income tax benefits for these net losses due to the uncertainty of their ultimate realization.

Liquidity and Capital Resources

Operating activities.  Net cash used in operating activities for the nine months ended March 31, 2021 was $469,320 compared to $1,368,745 for the nine months ended March 31, 2020. Such decrease was largely due to a reduction in net loss, before non-cash stock compensation expense, partially offset by timing changes in working capital requirements.

Financing activities.  Since completing two private equity offerings and one public equity offering in the fiscal year ended June 30, 2019, the Company has not completed any new debt or equity financings, other than a small loan under the U.S. government sponsored Paycheck Protection Program (“PPP”) in May 2020 in the amount of $29,600. The loan was subsequently forgiven in full, effective February 26, 2021 (see Note 3).

As of March 31, 2021, we had cash and cash equivalents of $0.8 million and net working capital of $3.3 million.  Currently, we are not generating a positive level of net operating cash flow from our sales on an annualized basis, however, we are generally achieving an improving level of cash flow on a monthly basis. We anticipate that demand for our products will increase in the subsequent months and that, if demand increases, we will have sufficient cash to operate for the next 12 months. If our expectations related to future demand for our products are incorrect or if we encounter unforeseen expenses, we may be required to raise additional funds within the next 12 months for which we have no commitments.

Until such time that we are able to generate sufficient operating cash flow from operations, if ever, we expect to finance our operating activities through a combination of equity offerings and debt financings and we may seek to raise additional capital through strategic collaborations. However, we may be unable to raise additional funds or enter into such arrangements when needed on favorable terms, or at all, which would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our operations. Failure to receive additional funding could cause us to cease operations, in part or in full. Furthermore, even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital due to favorable market conditions or strategic considerations, which may cause dilution to our existing and future stockholders.

Recent Developments

As a result of the continued spread of the COVID-19 coronavirus since early 2020, economic uncertainties have arisen which could impact business operations, supply chains, energy demand, and commodity prices that are beyond our control. Overall, we have not experienced a material adverse impact to our economic performance or ability to continue our business operations as a result of COVID-19, however, we are planning to implement a price increase for our products of approximately 5% in June 2021 in light of recent increases in the costs of our product inputs. We continue to monitor COVID-19, but do not believe it will have a material unfavorable impact to our future financial performance at this time.

NEOVOLTA, INC.

Balance Sheets

	March 31, 2021	June 30, 2020
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$839,984	$1,309,304
Accounts receivable	1,595,124	391,112
Inventory	1,051,258	1,553,296
Prepaid insurance and other current assets	15,960	150,015
Total current assets	3,502,326	3,403,727

Total assets	$3,502,326	$3,403,727

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$187,017	$3,660
Accrued interest payable	3,316	7,236
Other accrued liabilities	22,114	14,388
Total current liabilities	212,447	25,284

Convertible notes payable (net of unamortized discount of $46,690 & $62,830 as of March 31, 2021 & June 30, 2020, respectively)	13,863	14,437
Paycheck Protection Program loan	-	29,600
Total liabilities	226,310	69,321

Commitments and contingencies (Note 5)

Stockholders’ equity:
Common stock, $0.001 par value, 100,000,000 shares authorized, 19,640,888 and 14,421,528 shares issued and outstanding	19,641	14,422
Additional paid-in capital	12,846,325	5,714,482
Accumulated deficit	(9,589,950)	(2,394,498)
Total stockholders’ equity	3,276,016	3,334,406

Total liabilities and stockholders’ equity	$3,502,326	$3,403,727

See Accompanying Notes to Unaudited Financial Statements.

NEOVOLTA, INC.

Statements of Operations

(Unaudited)

	Nine Months Ended March 31,
	2021	2020

Revenues from contracts with customers	$3,863,623	$1,315,554
Cost of goods sold	3,348,753	1,100,842
Gross profit	514,870	214,712

Operating expenses:
General and administrative	7,679,251	1,375,406
Research and development	42,801	107,635
Total operating expenses	7,722,052	1,483,041

Loss from operations	(7,207,182)	(1,268,329)

Other income (expense):
Interest expense	(17,870)	(18,346)
Gain on forgiveness of debt	29,600	-
Total other income (expense)	11,730	(18,346)

Net loss	$(7,195,452)	$(1,286,675)

Weighted average shares outstanding - basic and diluted	17,307,604	11,817,813

Net loss per share - basic and diluted	$(0.42)	$(0.11)

See Accompanying Notes to Unaudited Financial Statements.

NEOVOLTA, INC.

Statements of Stockholders’ Equity

Nine Months Ended March 31, 2021 and 2020

(Unaudited)

	Common Stock
	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity

Balance at June 30, 2020	14,421,528	$14,422	$5,714,482	$(2,394,498)	$3,334,406

Issuance of common stock for conversion of debt and accrued interest	3,604,830	3,605	19,106	-	22,711

Stock compensation expense	1,614,530	1,614	7,112,737	-	7,114,351

Net loss	-	-	-	(7,195,452)	(7,195,452)

Balance at March 31, 2021	19,640,888	$19,641	$12,846,325	$(9,589,950)	$3,276,016

	Common Stock
	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity

Balance at June 30, 2019	11,521,528	$11,522	$5,083,705	$(937,888)	$4,157,339

Issuance of common stock for conversion of debt and accrued interest	200,000	200	1,060	-	1,260

Exchange of accrued interest on convertible debt into common stock	750,000	750	3,975	-	4,725

Stock compensation expense	200,000	200	591,467	-	591,667

Net loss	-	-	-	(1,286,675)	(1,286,675)

Balance at March 31, 2020	12,671,528	$12,672	$5,680,207	$(2,224,563)	$3,468,316

See Accompanying Notes to Unaudited Financial Statements.

NEOVOLTA, INC.

Statements of Cash Flows

(Unaudited)

	Nine Months Ended March 31,
	2021	2020
Cash flows from operating activities:
Net loss	$(7,195,452)	$(1,286,675)
Adjustments to reconcile net loss to net cash provided by (used in) operations:
Stock compensation expense	7,114,351	591,667
Amortization of debt discount	16,335	16,335
Gain on forgiveness of debt	(29,600)	-
Changes in current assets and liabilities
Accounts receivable	(1,204,012)	(258,021)
Inventory	502,038	(729,156)
Prepaid insurance and other	134,055	62,461
Accounts payable	183,357	147,893
Accrued expenses	9,608	86,751
Net cash flows used in operating activities	(469,320)	(1,368,745)

Net decrease in cash and cash equivalents	(469,320)	(1,368,745)

Cash and cash equivalents at beginning of period	1,309,304	3,137,897

Cash and cash equivalents at end of period	$839,984	$1,769,152

Supplemental disclosures of cash flow information
Cash paid for interest	$-	$-
Cash paid for income taxes	-	-

Supplemental non-cash financing activities
Conversion of convertible debt and accrued interest into common stock	$22,711	$1,260
Exchange of convertible debt and accrued interest into common stock	-	4,725

See Accompanying Notes to Unaudited Financial Statements.

NEOVOLTA, INC.

Notes to Unaudited Financial Statements

March 31, 2021

(1)  Business and Summary of Significant Accounting Policies

Description of Business - NeoVolta Inc. (“we”, “our” or the “Company”) is a Nevada corporation, which was formed on March 5, 2018. The Company is a designer, seller and manufacturer of Energy Storage Systems (ESS) which can store and use energy via batteries and an inverter at residential sites. The Company completed a public offering of shares of its common stock pursuant to Regulation A of the Securities Act of 1933, as amended, on May 9, 2019 (see Note 4), and began assembling and selling its proprietary ESS units through wholesale customers, primarily in California, in the fiscal year ended June 30, 2020.

Basis of Presentation - The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and in accordance with the rules and regulations of the United States Securities and Exchange Commission (the “SEC”). The Company’s fiscal year end is June 30.  Accordingly, such interim financial statements do not include all the information and footnotes required by accounting principles generally accepted in the United States for complete annual financial statements. The information furnished reflects all adjustments, consisting only of normal recurring items which are, in the opinion of management, necessary in order to make the financial statements not misleading. The balance sheet as of June 30, 2020 has been derived from the Company’s June 30, 2020 financial statements that were audited by an independent registered public accounting firm but does not include all of the information and footnotes required for complete annual financial statements. The unaudited financial statements included in this report should be read in conjunction with the financial statements and the notes thereto included in the Form 1-K annual report for the year ended June 30, 2020, filed by the Company with the SEC on October 2, 2020.

Cash and Cash Equivalents - The Company considers all highly liquid accounts with original maturities of three months or less at the date of acquisition to be cash equivalents. Periodically, the Company may carry cash balances at financial institutions in excess of the federally insured limit of $250,000. The amount in excess of the FDIC insurance at March 31, 2021 was $589,984.

Inventory - Inventory consists of batteries and inverters purchased from Asian suppliers and delivered to a location near the Company’s offices, for assembly into ESS units. Inventory is stated at the lower of weighted average cost or net realizable value, cost being determined using the first-in, first out (FIFO) method. Inventory of raw materials and work in process amounted to $1,051,258 and $1,553,296, respectively, as of March 31, 2021 and June 30, 2020.

Revenue Recognition - The Company recognizes revenue in accordance with Accounting Standard Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606), which was adopted on July 1, 2019 using the modified retrospective method, with no impact to the Company’s comparative financial statements. Revenues are recognized when control of the promised goods is transferred to the customer in an amount that reflects the consideration the Company expects to be entitled to in exchange for transferring those goods or services. Revenue is recognized based on the following five step model:

•Identification of the contact with a customer

•Identification of the performance obligations in the contract

•Determination of the transaction price

•Allocation of the transaction price to the performance obligations in the contract

•Recognition of revenue when, or as, the Company satisfies a performance obligation

The Company initially began generating revenues from contracts with customers in the year ended June 30, 2020, however, such revenues have thus far been concentrated within a relatively small number of wholesale dealers and installers, primarily in California. Two such dealers represented approximately 22% and 16% of the Company’s revenues in the nine months ended March 31, 2021, however, no other dealers accounted for more than 10% of the revenues in such period. Those two dealers plus another dealer represented an aggregate of 69% of the Company’s accounts receivable as of March 31, 2021.  Under its present contracts with customers, the Company’s sole performance obligation is the delivery of products to the customer.  Since all of the Company’s revenue is currently generated from the sales of similar products, no further disaggregation of revenue information for the nine months ended March 31, 2021 is provided.

Allowance for Doubtful Accounts - The Company recognizes an allowance for doubtful accounts whenever a loss is expected to be incurred in the realization of a customer’s account. As of March 31, 2021, no allowance for doubtful accounts has been recorded.

Income Taxes - The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and the tax bases of reported assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company must then assess the likelihood that the resulting deferred tax assets will be realized. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The Company accounts for uncertain tax positions in accordance with the provisions of Accounting Standards Codification (“ASC”) 740-10 which prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken, or expected to be taken, on its tax return. The Company evaluates and records any uncertain tax positions based on the amount that management deems is more likely than not to be sustained upon examination and ultimate settlement with the tax authorities in the tax jurisdictions in which it operates.

Beneficial Conversion Feature - The Company has issued convertible notes that have conversion prices that create an embedded beneficial conversion feature on the issuance date. A beneficial conversion feature exists on the date a convertible note is issued when the fair value of the underlying common stock to which the note is convertible into is in excess of the remaining unallocated proceeds of the note after first considering the allocation of a portion of the note proceeds to the fair value of any attached equity instruments, if any related equity instruments were granted with the debt. The Company estimated the fair value of its common stock on the dates issued. The intrinsic value of the beneficial conversion feature, if any, is recorded as a debt discount and amortized to interest expense over the life of the note (see Note 3).

Stock Compensation Expense - Employee share-based payment compensation is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the requisite service period.  Share-based awards to non-employees are expensed over the period in which the related services are rendered at their fair value. Effective July 1, 2018, the Company adopted ASU No. 2018-07, Compensation - Stock Based Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-7”), which aligns accounting for share-based payments issued to nonemployees to that of employees under the existing guidance of Topic 718, with certain exceptions. This update supersedes previous guidance for equity-based payments to nonemployees under Subtopic 505-50, Equity - Equity-Based Payments to Non-Employees. The adoption of ASU 2018-07 did not have a material impact on the Company’s financial statements.

Loss Per Common Share - Basic loss per common share is computed by dividing net loss available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted loss per common share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents. In periods when losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive. As of March 31, 2021, the Company had outstanding common stock equivalents in the amount of approximately 9,611,000 shares.

Research and Development Costs - Research and development costs are expensed as incurred.

Use of Estimates - Management has made a number of estimates and assumptions in preparing these financial statements in conformity with accounting principles generally accepted in the United States of America.  Actual results could differ from those estimates.

Related Parties - The Company accounts for related party transactions in accordance with ASC 850 (“Related Party Disclosures”). A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that it might be prevented from fully pursuing its own separate interests is also a related party.

Recent Accounting Pronouncements - In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2016-02, Leases (Topic 842). Under ASU 2016-02, an entity is required to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. ASU 2016-02 offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. For public companies, ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period, and requires a modified retrospective adoption. The Company adopted ASU 2016-02, including the practical expedients, effective July 1, 2019.  Since the Company has only month to month leases, the adoption did not have an impact on the Company’s financial statements.

(2)  Going Concern

These financial statements have been prepared on a going concern basis, which assumes the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The continuation of the Company as a going concern is dependent upon the ability of the Company to obtain necessary equity financing to continue operations and the attainment of profitable operations. As of March 31, 2021, the Company has incurred an accumulated deficit of $9,589,950, and had not yet generated a positive level of operating cash flow. These circumstances raise substantial doubt about its ability to continue as a going concern.

These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company may seek additional funding through a combination of equity offerings, debt financings, third-party funding, collaborations, strategic alliances and licensing arrangements or a combination thereof. Management cannot be certain that such events can be achieved.

(3)  Notes Payable

On various dates beginning in May 2018, the Company entered into six unsecured convertible notes payable for aggregate proceeds of $104,688.  Each note originally bore interest at 12% per annum and both principal and accrued interest are due at maturity five years from the date of issuance. These notes are convertible at any time, at the option of the holder, into shares of the Company’s common stock at a conversion price of $0.0063 per share. The Company performed an analysis to determine whether there was a beneficial conversion feature and noted none. The notes are structured to be converted into shares of the Company’s common stock at the conversion price, subject to a shareholder limitation of 4.99% of the Company’s outstanding common stock. This conversion feature resulted in the full repayment of the notes payable owed to two such note holders in conjunction with the closing of an IPO in May 2019 and left the four remaining note holders with a total outstanding principal balance of $87,116 (see Note 4).

Effective May 19, 2019, the remaining holders of the convertible notes payable agreed to prospectively amend the terms of the outstanding balance of their notes to reduce the interest rate from 12% per annum to 3.99% per annum and to change the interest accrual method from a compound to a simple basis. Due to this amendment, the Company was required to perform an updated debt modification analysis under ASC 470 and determined that the amendment qualified as an extinguishment of debt and therefore a beneficial conversion feature was required to be evaluated as of the date of the modification. Since the fair value of the Company’s common stock at the time of the amendment was sufficiently higher than the conversion price, it was determined that a beneficial conversion feature in the amount of $87,116 existed as of that date. Accordingly, the Company recorded a debt discount, offset by a credit to additional paid-in capital, in the amount of $87,116 as of May 19, 2019, and is amortizing the debt discount to interest expense over the remaining term of the notes. As of March 31, 2021, cumulative amortization of the debt discount had been recorded in the amount of $40,426, of which $16,140 was recorded in the nine months ended March 31, 2021.

In the year ended June 30, 2020, holders of certain convertible notes payable reached agreements to sell portions of their notes in the aggregate amount of $17,010, consisting of principal in the amount of $9,849 and accrued interest in the amount of $7,161, to various third party investors. Based upon the stated conversion price of $0.0063 per share, these investors elected to convert such purchased convertible notes payable into a total of 2,700,000 shares of common stock (see Note 4).

In the nine months ended March 31, 2021, holders of certain convertible notes payable reached agreements to sell portions of their notes in the aggregate amount of $22,711, consisting of principal in the amount of $16,652 and accrued interest in the amount of $6,059, to various third party investors. Based upon the stated conversion price of $0.0063 per share, these investors elected to convert such purchased convertible notes payable into a total of 3,604,830 shares of common stock (see Note 4).

As of March 31, 2021, the future maturities of all notes payable, after considering the above-noted partial sales of convertible notes but without taking into account the debt discount noted above, are as follows:

Year ending March 31, 2022	$-
Year ending March 31, 2023	-
Year ending March 31, 2024	60,553
$60,553

As a result of the economic impact of the coronavirus pandemic beginning in early 2020 (see Note 6), the Company applied for and received a loan under the U.S. government sponsored Paycheck Protection Program (“PPP”) in May 2020 in the amount of $29,600. Under the terms of the PPP loan, the Company was allowed to apply to have the PPP loan forgiven provided that it met certain documentation requirements. The Company made such an application in late 2020 and the loan was subsequently forgiven in full, effective February 26, 2021.

(4)  Equity

Common Stock - In March 2018, the Company issued 100,000 shares of its common stock to its chief executive officer in exchange for his founding capital contribution in the amount of $500, which equates to a price of $0.005 per share. In June 2018, the Company issued 100,000 shares of its common stock to a consultant in exchange for his agreement to provide certain marketing and information technology services to the Company.  Such shares were valued at a price of $0.0063 per share for a total amount of $630 which was treated as non-cash stock compensation expense.

In July 2018, the Company completed a private placement offering of shares of its common stock to a group of accredited investors. This offering was for a total of 1,500,000 shares at an offering price of $0.50 per share resulting in gross proceeds to the Company of $750,000.

In December 2018, the Company completed a second private placement offering of shares of common stock to a group of accredited investors. This offering was for a total of 1,000,003 shares at an offering price of $0.75 per share resulting in gross proceeds to the Company of $750,000.

On May 9, 2019, the Company completed a public offering of shares of its common stock pursuant to Regulation A. This offering was for a total of 3,500,000 shares at an offering price of $1.00 per share resulting in gross proceeds to the Company of $3,500,000 (the net proceeds were $3,399,115). In conjunction with the closing of the public offering, holders of the Company’s convertible notes payable in the principal amount of $17,572, plus an additional accrued interest amount of $2,094, automatically converted their notes into 3,121,525 shares of common stock, taking into consideration the shareholder ownership limitations under the terms of the convertible notes payable (see Note 3).

In the year ended June 30, 2020, holders of certain convertible notes payable reached agreements to sell portions of their notes in the aggregate amount of $17,010, consisting of principal in the amount of $9,849 and accrued interest in the amount of $7,161, to various third party investors. Based upon the stated conversion price of $0.0063 per share, these investors elected to convert such purchased convertible notes payable into a total of 2,700,000 shares of common stock (see Note 3).

In the nine months ended March 31, 2021, holders of certain convertible notes payable reached agreements to sell portions of their notes in the aggregate amount of $22,711, consisting of principal in the amount of $16,652 and accrued interest in the amount of $6,059, to various third party investors. Based upon the stated conversion price of $0.0063 per share, these investors elected to convert such purchased convertible notes payable into a total of 3,604,830 shares of common stock (see Note 3).

Stock Compensation Expense - In June 2018, the Company awarded a total of 2,100,000 shares of common stock to two executive officers and a consultant. The Company valued the stock awards at a total amount of $13,200, based on the $0.0063 per share conversion price of the convertible notes payable (see Note 3). Per the original vesting milestones, $525 of the value was initially amortized to stock compensation expense as of June 30, 2018. Effective December 31, 2018, the Company’s Board of Directors determined that the originally intended milestones associated with the awarding of these shares had been fully satisfied. Accordingly, the Company issued those shares to the recipients as of December 31, 2018. In conjunction with that issuance, the Company recorded the remaining unamortized cost of such awards as stock compensation expense in the amount $12,675 as of December 31, 2018.

In December 2018, the Company also issued 100,000 shares of common stock to an attorney for legal services. The Company recorded a charge to stock compensation expense for these shares in the amount $75,000, based on the same offering price of $0.75 per share, as was used in the second private placement offering, which was completed simultaneously with that issuance.

In December 2019, the Company awarded a total of 700,000 shares of common stock to an executive officer and a consultant. The Company valued the stock awards at a total amount of $700,000, based on the above-noted public offering price of $1.00 per share. For the 500,000 shares awarded to an officer, the Company immediately amortized $500,000 as a non-cash charge to expense as such shares were considered to have been earned by him under the Company’s milestone incentive compensation program, as of December 31, 2019, notwithstanding that issuance of the shares was deferred until a later date.  For the 200,000 shares awarded to a consultant, the Company is amortizing $200,000 as a non-cash charge to expense over his 24 month services agreement. These shares were issued in 2019 and the Company has recognized expense in the nine months ended March 31, 2021 and 2020 in the amount of $75,000 and $91,667, respectively.

In June 2020, the Company entered into new Board approved employment contracts with the Company’s two executive officers.  Pursuant to such employment contracts, the two officers met the necessary milestones to earn a total of 1,600,000 incentive shares of common stock as of December 31, 2020. Accordingly, the Company recognized non-cash stock compensation expense for the fair value of such shares, plus another 14,530 incentive shares earned by a wholesale dealer (see Note 5), in the nine months ended March 31, 2021 in the total amount of $7,039,351. These shares were issued in February 2021. When combined with the non-cash stock compensation expense for the shares issued to a consultant in 2019, the total non-cash stock compensation expense in the nine months ended March 31, 2021 was $7,114,351.

Other Matters - In February 2019, the Company’s Board of Directors approved the establishment of a new 2019 Stock Option Plan with an authorization for the issuance of up to 2,500,000 shares of common stock. The Plan is designed to provide for future discretionary grants of stock options, stock awards and stock unit awards to key employees and non-employee directors. The Company also increased the total number of shares of common stock authorized from 30,000,000 to 100,000,000.

(5)  Commitments and Contingencies

The Company has secured corporate and manufacturing office space in a production facility located in Poway, California, on a monthly arrangement with no long term commitment. The Company believes that this office is sufficient to meet its current and future needs.

In connection with a contractor agreement with a company associated with the CEO, the Company pays monthly service fees of $4,167 to such company which is also entitled to receive up to 2,250,000 shares of common stock of the Company based on achievement of certain milestones, of which the first two milestones of 1,500,000 shares has been met and the shares were issued in February 2021. In connection with the contractor agreement entered into with the CFO, the Company has agreed to issue up to 100,000 shares of common stock of the Company based on achievement of certain milestones, of which both of the two milestone of 100,000 shares has been met and the shares were issued in February 2021 (see Note 4).

As indicated in Note 1, the Company has commenced selling its proprietary ESS units through wholesale dealers, primarily in California. In that regard, the Company has entered into agreements with several wholesale dealers under which the Company has incentivized the dealers to achieve quarterly sales above targeted levels by agreeing to grant them shares of the Company’s common stock for exceeding such quarterly sales targets, subject to defined maximums. On October 7, 2019, the Company entered into an exclusive supply agreement for specified territories outside of California, once objectives and milestones have been achieved, with a distributor in Henderson, Nevada. Pursuant to that agreement, the dealer met the necessary milestones to earn a total of 14,530 incentive shares of common stock, which were issued in February 2021.

As of the date of this report, the Company is involved in one known legal proceeding as disclosed herein. In April 2021, the Company was advised by a competitor located in Texas that it believed the Company was in violation of the terms of an exclusive supply agreement that the competitor allegedly has in place with an Asian supplier of a significant component of the Company’s products. The Company does not have an alternate supplier for this component and if the Company is unable to continue to obtain the components for its products from the supplier, it would likely be unable to continue its operations. Based upon a thorough analysis of this claim, the Company filed an action for declaratory relief from the competitor’s allegations in state district court in San Diego County, California. On June 11, 2021, the competitor filed a counterclaim against the Company in federal district court for the Southern District of California, in which it asserted a claim for unspecified compensatory and punitive damages. Discovery by the parties under this proceeding is anticipated to commence shortly. The Company expects to vigorously contest the allegations contained in the counterclaim, especially in consideration of the fact that there is no direct contractual relationship in existence between the Company and the competitor. Of further note, the Company is fully indemnified by the supplier from third party claims that may arise from a breach by the supplier of any representation, warranty, or covenant under the supply arrangement; provided the claims relate to our NV7600 product. At this time, the Company believes that no estimate can be made of the amount or range of probable loss, if any, that the Company could incur in the event that the competitor should ultimately be able to prove its claim for damages. Accordingly, the Company has currently made no provision for such a probable loss in its financial statements.

Except for the matter noted in the preceding paragraph, the Company is not involved in any legal proceedings at this time.  From time to time in the ordinary course of our business, the Company may be involved in legal proceedings, the outcomes of which may not be determinable. The results of litigation are inherently unpredictable. Any claims against us, whether meritorious or not, could be time consuming, result in costly litigation, require significant amounts of management time and result in diversion of significant resources. We are not able to estimate an aggregate amount or range of reasonably possible losses for those legal matters for which losses are not probable and estimable.

(6)  Subsequent Events

As a result of the continued spread of the COVID-19 coronavirus since early 2020, economic uncertainties have arisen which could impact business operations, supply chains, energy demand, and commodity prices that are beyond our control. Overall, we have not experienced a material adverse impact to our economic performance or ability to continue our business operations as a result of COVID-19. We continue to monitor COVID-19, but do not believe it will have a material unfavorable impact to our future financial performance at this time.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEOVOLTA, INC.

/s/ Steve Bond

Steve Bond

Chief Financial Officer

June 25, 2021